Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

August 28, 2024

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on August 5, 2024 and supplemental comments received on August 26, 2024, regarding post-effective amendment No. 267 (“PEA 267”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 268 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 20, 2024, with respect to the Seafarer Overseas Growth and Income Fund and Seafarer Overseas Value Fund (each, a “Fund” and collectively, the “Funds”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 267.

In connection with this response letter, and on or around August 28, 2024, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 267 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Staff Comments (AUGUST 5, 2024):

Preliminary Comments

A.	Staff Comment: Please acknowledge that Registrant has reviewed the SEC’s public announcement from 2016 and that the Registrant is responsible for all disclosures in the Fund’s registration statement.

Registrant’s Response: Registrant understands, in accordance with the SEC’s public announcement from 2016, that Fund management and the Registrant are responsible for the accuracy of the disclosures in the Fund’s registration statement.

B.	Staff Comment: The Staff comments are universal and may apply to multiple sections of the Registration statement.

Registrant’s Response: Registrant acknowledges that comments are universal and may apply to multiple sections of the Registration statement.

C.	Staff Comment: Supplementally confirm to the Staff that any areas of the registration statement that are not complete in PEA 267 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

Registrant’s Response: Registrant confirms that any information not completed in PEA 267 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

D.	Staff Comment: Please provide a copy of any changes to the registration statement at least five business days prior to the date of effectiveness.

Registrant’s Response: Comment complied with.

E.	Staff Comment: Should the Registrant decline a Staff comment, please supplementally explain the rationale for declining the comment and cite to any applicable laws, regulations, rules, etc.

Registrant’s Response: To the extent Registrant has declined a Staff comment, Registrant has included the rationale for declining the comment, including, any applicable citations.

F.	Staff Comment: The Staff notes that any comments that are being provided for the Registrant’s consideration will be specifically identified as such in the applicable comment.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Registrant acknowledges the Staff’s comment.

General Comments

1.	Staff Comment: The cover page includes the below information. Explain supplementally to the Staff why the bolded/underlined language is included.

“As with all mutual funds, neither the Securities and Exchange Commission nor the Commodity Futures Trading Commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.”

Relatedly, page 8 of the Statement of Additional Information (the “SAI”) includes the below information. Please update this disclosure to explain the Adviser’s current status.

“The Adviser intends to either: (i) comply with the requirements of the CEA by operating the Fund in a manner consistent with the restrictions of Rule 4.5, including filing a notice of eligibility of exemption from registration in accordance with applicable procedures and deadlines; (ii) comply with the requirements of the CEA by registering as a CPO with the CFTC and the National Futures Association; or (iii) operate the Fund in a manner such that the Fund will not be a “commodity pool” under the CEA.”

Registrant’s Response: Registrant notes that the language on the cover page has been revised to remove the reference to the Commodity Futures Trading Commission.

On an annual basis, each Fund claims an exclusion from the definition of a commodity pool operator (“CPO”) and is therefore not subject to registration or regulation as a CPO. Accordingly, the information on page 8 of the SAI has been revised as follows:

“The Adviser ~~intends to either: (i) comply~~ complies with the requirements of the CEA by operating the Fund in a manner consistent with the restrictions of Rule 4.5, including filing a notice of eligibility of exemption from registration in accordance with applicable procedures and deadlines~~; (ii) comply with the requirements of the CEA by registering as a CPO with the CFTC and the National Futures Association; or (iii) operate the Fund in a manner such that the Fund will not be a “commodity pool” under the CEA~~.”

2.	Staff Comment: In the preamble to each Fund’s fees and expenses table, please bold the following language, “[y]ou may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

3.	Staff Comment: Footnote (1) to the fees and expenses table for the Seafarer Overseas Growth and Income Fund (the “Growth & Income Fund”) includes that the Fund’s Total Annual Fund Operating Expenses have been restated to reflect current fees. Please explain supplementally to the Staff the nature of the restated fees. See Instruction 3(d)(iii) to Item 3 of Form N-1A.

Registrant’s Response: The Funds accrue daily Shareholder Servicing Fees of 0.15% and 0.05% for the Investor Class and Institutional Class, respectively. Under the terms of the Shareholder Services Plans, each Plan will cause the Funds to pay an aggregate fee, not to exceed on an annual basis 0.15% and 0.05% of the average daily net asset value of the Investor and Institutional share classes, respectively. Such payments will be made on assets attributable to or held in the name of a Participating Organization, on behalf of its clients as compensation for providing service activities pursuant to an agreement with the Participating Organization. Participating Organizations may charge less than the maximum fees described above, and therefore the Funds may pay less than those maximum fees.

During the fiscal year ended April 30, 2024, the Funds did not utilize the maximum Shareholder Servicing Fees under the Plans. The fees and expenses table in the prospectus has been restated to reflect the maximum Shareholder Servicing Fees that could be utilized by the Funds.

4.	Staff Comment: The preamble to the expense example for the Growth & Income Fund includes, “[t]his example assumes you purchase your shares on August 31, 2024, and reflects the net operating expenses with expense waivers through the current term of the Expense Agreement, which ends on August 31, 2025.” The Staff notes that the Fund’s fees and expenses table does not include reference to waived fees. If no fees are being waived, remove the above referenced language from the preamble to the Fund’s expense example.

Registrant’s Response: The above referenced language has been removed from the preamble to the Growth & Income Fund’s expense example.

5.	Staff Comment: The final sentence in the first paragraph of the discussion of the Growth & Income Fund’s principal investment strategies includes that under normal market conditions, the Growth & Income Fund invests “at least 80% of its total assets in dividend-paying common stocks, preferred stocks, convertible securities, and debt obligations of foreign companies (which the Fund regards as companies located outside the U.S.), foreign governments and their agencies, where “total assets” means net assets, plus the amount of any borrowings for investment purposes” (the “80% Test”). Including that “total assets” means “net assets” is potentially confusing. For purposes of plain English, please revise “total assets” to “net assets” in the Fund’s 80% Test.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Comment complied with. The 80% Test has been revised as follows:

“Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its ~~total~~ net assets (plus the amount of any borrowings for investment purposes) in dividend-paying common stocks, preferred stocks, warrants, convertible securities, and debt obligations of foreign companies (which the Fund regards as companies located outside the U.S.), foreign governments and their agencies~~, where “total assets” means net assets, plus the amount of any borrowings for investment purposes~~.”

6.	Staff Comment: The Staff notes that the Growth & Income Fund’s 80% Test includes reference to investments in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of such disclosure will depend on, among other items, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., credit quality and triggers). If investments in CoCos are a principal investment strategy of the Fund, a description of CoCos should be included in the discussion of the Fund’s principal investment strategies and attendant risk disclosure should be added to the discussion of the Fund’s principal risks. In addition, supplementally confirm to the Staff whether the Fund currently invests in CoCos and the amount of the Fund that is currently invested in CoCos.

Registrant’s Response: Based on information from the Adviser, the Growth & Income Fund does not currently hold CoCos, nor is it expected that the Fund will invest in CoCos in the future. Accordingly, associated disclosure has not been added to the Fund’s prospectus.

7.	Staff Comment: Please clarify if the Growth & Income Fund’s 80% Test is a fundamental policy of the Fund. If a non-fundamental policy, include disclosure that shareholders of the Growth & Income Fund will receive sixty days' notice prior to any changes to the Fund’s 80% Test.

Registrant’s Response: Registrant confirms that the Growth & Income Fund’s 80% Test is not a fundamental policy of the Fund. Additionally, Registrant respectfully notes that the below language is included in the “Investment Objectives and Principal Investment Strategies” section of the Funds’ prospectus. Accordingly, no changes have been made in response to the Staff’s comment.

“The Funds’ Board of Trustees (the “Board”) may change a Fund’s investment objective or a Fund’s principal investment strategies without a shareholder vote. The Funds will notify you in writing at least sixty (60) days before making any such change.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

8.	Staff Comment: The Growth & Income Fund’s 80% Test includes reference to debt obligations. In the discussion of the Fund’s principal investment strategies, please specify the types of debt obligations that will be used for purposes of the Fund’s 80% Test and add attendant risk disclosure to the discussion of the Fund’s principal risks. See Items 4 and 9 of Form N-1A.

Registrant’s Response: The following information has been added at the end of the first paragraph in the discussion of each Fund’s principal investment strategies:

“For this purpose, the debt obligations in which the Fund may invest include corporate, government, agency, and convertible bonds.”

Registrant notes that the penultimate paragraph in the discussion of each Fund’s principal investment strategies includes, “[t]he Fund may invest in convertible securities and debt obligations of any quality or duration. Such debt obligations may include investments in below investment grade debt, also known as ‘junk bonds.’”

Additionally, the discussion of each Fund’s principal risks includes “Fixed Income Securities Risk,” which addresses the risks associated with such investments.

9.	Staff Comment: To the extent non-principal strategies and non-principal risks are disclosed in the Fund’s prospectus, move such disclosure to the SAI. Should such disclosure remain in the prospectus, it should be included separately from the discussion of the Fund’s principal strategies and principal risks.

Registrant’s Response: Comment complied with. Information regarding the Funds’ non-principal strategies and non-principal risks has been moved from the prospectus to the SAI.

10.	Staff Comment: A discussion of investments in derivatives is included in the information provided in response to the requirements of Item 9 of Form N-1A. Please confirm whether derivatives are a principal investment strategy of the Growth & Income Fund for the purposes of the Fund’s 80% Test or the remaining 20% of the Fund’s portfolio. Registrant’s response to Staff comments from January 30, 2012 suggests that derivatives are not included in the Fund’s 80% Test. Confirm supplementally to the Staff whether the Fund counts derivatives for the purposes of compliance with the Fund’s 80% Test and if yes, whether the Fund intends to use the market value or the notional value of the Fund’s derivatives investments for the purposes of such calculations.

Registrant’s Response: Based on information from the Adviser, investments in derivatives are not part of either Fund’s principal investment strategy. As noted in response to Staff Comment 9, disclosure regarding the Funds’ non-principal strategies has been moved to the Funds’ SAI. Additionally, the Adviser has confirmed that investments in derivatives generally are not included in the 80% portion of the either Fund’s portfolio for compliance with such Fund’s 80% test, except that warrants issued by companies to a Fund will be counted towards compliance with such Fund’s 80% test. As noted in response to Staff Comment 5, the Growth & Income Fund’s 80% Test has been revised to reflect that such warrants are included in the Fund’s 80% Test. As noted in response to Staff Comment 22, warrants are also included in the Overseas Value Fund’s 80% test. Additionally, the Adviser has confirmed that the Funds intend to use the market value for the purposes of such calculations.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

11.	Staff Comment: The Growth & Income Fund’s principal investment strategies includes that the Fund may invest without constraint in the securities of companies located in developing countries and territories, while the Fund’s broad based security market index included in the Fund’s performance table is the Morningstar Emerging Markets Net Return USD Index. Please clarify the difference between “developing countries” and “emerging markets” and the nexus between the two terms. The Staff notes that “Developing Country Risk includes, “[t]he term “developing country” generally denotes countries and economies that are in the initial stages of industrialization, or where such industrialization is not yet complete” but does not include reference to emerging markets. Is “developing” a sub-set of emerging markets? The Staff may have additional comments based on the response.

Registrant’s Response: Based on information from the Adviser, the Funds invest in the securities of companies located in “developing countries,” the securities of which trade primarily, but not exclusively, on the stock exchanges in markets commonly referred to as “emerging markets.” In response to the Staff’s comment, the following language has been added to the discussion of each Fund’s principal investment strategies:

“The Adviser believes most classification schemes classify developing countries as within emerging markets, although the specific countries within such category may vary.”

With respect to each Fund’s broad-based securities market index (the “BBSMI”), Registrant notes that the BBSMI has been updated to the Bloomberg Emerging Markets Large, Mid, and Small Cap Net Return USD Index (the “Bloomberg Index”). In light of the relationship between developing countries and emerging markets, Registrant believes that the Bloomberg Index is an appropriate choice for each Fund’s benchmark.

12.	Staff Comment: Please remove from the Fund’s principal investment strategies and principal risks phrases that indicate that the discussion includes an incomplete description of the Fund’s principal investment strategies and principal risks. For example, the Staff objects the inclusion of “but are not limited to” and similar phrases. See Items 4 and 9 of Form N-1A.

Registrant’s Response: Comment complied with.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

13.	Staff Comment: The discussion of the Growth & Income Fund’s principal investment strategies includes that the Fund may invest in companies located in developed and developing countries. To the extent the Fund has a policy with respect to allocating investments among companies located in developed and developing counties, please add disclosure to the discussion of the Fund’s principal investment strategy.

Registrant’s Response: Based on information from the Adviser, the Funds do not have a policy with respect to allocating its investments among companies located in developed and developing countries. Accordingly, associated disclosure has not been added to the discussion of each Fund’s principal investment strategies.

14.	Staff Comment: The discussion of the Growth & Income Fund’s principal investment strategies includes reference to investments in depositary receipts. Please specify the types of depositary receipts in which the Fund will invest (e.g., sponsored or unsponsored) and remove the generalized disclosure. The Staff would not object to this disclosure being included in the information provided in response to Item 9 of Form N-1A.

Registrant’s Response: Comment complied with. Registrant has revised the Item 9 disclosure regarding the Funds’ investments in depositary receipts as follows:

“Exposure to foreign companies through the Fund’s investments in sponsored and unsponsored depositary receipts will be included in the Fund’s percentage of total assets invested in foreign securities.”

Additionally, the following language has been added to the Item 9 “Trading Markets and Depositary Receipts Risk”:

“A sponsored ADR is a legal relationship between the ADR and the foreign company whereby the foreign company is responsible for the cost of issuing the security. Sponsored ADRs are listed on major exchanges while unsponsored ADRs can only trade on the over-the-counter (OTC) market. Unsponsored ADR, EDR, and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. Unsponsored programs generally expose investors to greater risks than sponsored programs and do not provide holders with many of the shareholder benefits that come from investing in a sponsored depositary receipt. Available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs, and GDRs may be more volatile than if such instruments were sponsored by the issuer. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted.”

15.	Staff Comment: The preamble to the discussion of the Growth & Income Fund’s principal risks includes, “[t]here are other circumstances that could prevent the Fund from achieving its investment objective. These include additional risks that are not described here, but which are described in the Statement of Additional Information.” Please remove this disclosure and supplementally acknowledge to the Staff that the Registrant is aware of its obligations to update the Fund’s principal risk disclosure should the Fund’s principal risks change. If Registrant declines to make the requested change, please explain. See General Instruction 3 to Form N-1A.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Comment complied with. The above referenced language has been removed from the Funds’ prospectus. Registrant acknowledges and is aware of its obligations to update the Funds’ principal risk disclosure should the principal risks change.

16.	Staff Comment: The discussion of each Fund’s principal investment strategies and principal risks should correlate with each other. For example, the discussion of each Fund’s principal risks includes “Cash Sweep Program Risk” but investments in cash sweep programs is not included in the discussion of the Funds’ principal investment strategies and no acquired fund fees and expenses are included in the Funds’ fees and expenses tables.

Registrant’s Response: Registrant has reviewed the discussions of the Funds’ principal investment strategies and principal risks and made revisions in an effort to more closely align the discussion of each Fund’s risks with the information in the discussion of the corresponding Fund’s strategies. The “Cash Sweep Program Risk,” has been replaced with a “Cash Balances Risk,” however, Registrant respectfully declines to add attendant disclosure to the discussion of the Fund’s principal investment strategies. While the Adviser does not believe the Funds’ use of a cash sweep program is a principal investment strategy of the Fund, because the Fund’s cash holdings may be held in accounts that are not FDIC insured, the Adviser believes this to be a principal risk of the Fund and should be disclosed to shareholders as part of the discussion of the Fund’s principal risks.

17.	Staff Comment: The Staff notes that the discussion of the Growth & Income Fund’s principal risks includes “Currency Risk.” Please add attendant disclosure to the discussion of the Fund’s principal investment strategies (e.g., that the Fund may invest in public securities denominated in U.S. and foreign currencies).

Registrant’s Response: The following disclosure has been added to the discussion of each Fund’s principal investment strategies:

“The Fund may invest in foreign securities denominated in foreign currencies, may hold foreign currencies for the purpose of settling transactions for securities denominated in foreign currencies, and may receive dividends and interest income denominated in foreign currencies.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

18.	Staff Comment: The “Performance Information” for each Fund includes, “Retail Class shares of the Fund had not commenced operations as of the date of this prospectus.” Please revise this disclosure to state that the Retail Class shares were “not active prior” to the date of this prospectus.

Registrant’s Response: Comment complied with. The disclosure in the Funds’ prospectus has been revised as follows:

“Retail Class shares of the Fund were first offered to the public as of the date of this prospectus.”

19.	Staff Comment: The Staff notes that the Growth & Income Fund uses the Morningstar Emerging Markets Net Return USD Index as its broad-based securities market index. Based on the discussion of the Fund’s principal investment strategies, the Fund may invest in companies located in developed countries. Please explain supplementally to the Staff why an emerging markets index is an appropriate broad-based securities market index for the Fund and is not misleading to shareholders. See Item 4(b)(2) and Instruction 6 to Item 27A(d)(2) of Form N-1A.

Registrant’s Response: As described in response to Staff Comment 11, language indicating the Adviser’s belief that most classification schemes classify developing countries as being located within emerging markets was added to the discussion of the Fund’s principal investment strategies. Each Fund acknowledges that the Fund may invest in developed countries but believes that the proposed benchmark most accurately serves as the BBSMI. See the response to Staff Comment 11 for additional information regarding the selection of each Fund’s BBSMI.

20.	Staff Comment: In accordance with Item 5 of Form N-1A, revise the portfolio manager disclosure to state if the portfolio managers listed are jointly and primarily responsible for the management of the Funds, if applicable. See instruction 2 to Item 5(b) of Form N-1A.

Registrant’s Response: The lead portfolio managers of the Growth & Income Fund are jointly and primarily responsible for the day-to-day management of the Fund. The discussion of the Growth & Income Fund’s portfolio managers provided in response to Item 5 of Form N-1A has been updated accordingly. Paul Espinosa serves as the lead portfolio manager for the Overseas Value Fund, and is primarily responsible for the day-to-day management of the Fund. Accordingly, the disclosure provided in response to Item 5 of Form N-1A with respect to the Overseas Value Fund has not been revised.

21.	Staff Comment: Footnote 2 to the fees and expenses table for the Overseas Value Fund includes, “provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.” For purposes of plain English, revise this disclosure to refer to the Fund’s current expense cap or add “(i.e. the Fund’s current expense cap)” at the end of the sentence.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Registrant has revised the bolded language above to “(ii) the expense cap then in effect at the time of the recapture.” Registrant respectfully notes that the language included in Footnote 2 is consistent with the language in the expense limitation agreement between the Trust, on behalf of the Funds, and the Adviser. Additionally, Registrant believes that this formulation is no uncommon in the mutual fund industry.

22.	Staff Comment: The Staff’s view is that the inclusion of “overseas” in the name of the Overseas Value Fund implicates Rule 35d-1, and accordingly, the Fund should adopt a policy to invest 80% of the value of its assets in “overseas” investments. The Fund should also include a discussion of the test the Fund uses to establish that a company is economically tied to a particular country. Additionally, disclosure that shareholders will be provided at least sixty days’ notice prior to any changes to the Fund’s 80% test should be included in the prospectus if it is a non-fundamental policy of the Fund.

Registrant’s Response: Registrant has revised the discussion of the Overseas Value Fund’s principal investment strategies to include the following disclosure:

“Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks, preferred stocks, warrants, and debt obligations of foreign companies (which the Fund regards as companies located outside the U.S.).”

Additionally, Registrant notes that the following information with respect to how the Overseas Value Fund determines that a company is economically tied to a particular country is already disclosed in the Fund’s principal investment strategies:

“The Adviser determines a company’s location based on a number of factors. A company is generally regarded by the Adviser as being located in a particular country if the company: (i) is organized under the laws of, maintains its principal place of business in, or has, as its principal trading market for the company’s securities, the particular country; or (ii) derives 50% or more of its total revenue or profit from either goods or services produced or sales made in the particular country; or (iii) has more than 50% of its assets in the particular country.”

Finally, as noted in response to Staff Comment 7, disclosure regarding the Fund’s policy to provide shareholders at least sixty days’ notice prior to the implementation of any change to its principal investment strategies is already included in the prospectus.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

23.	Staff Comment: The discussion of the Overseas Value Fund’s principal risks includes “Cash Positions Risk.” If this is a principal investment strategy of the Fund, correlating disclosure should be included in the discussion of the Fund’s principal investment strategies. If this is not a principal risk of the Fund, the disclosure should be moved to the Fund’s SAI. The Staff notes that this disclosure appears to relate to temporary defensive positions. If correct, move this discussion to the “Temporary Defensive Investments / Cash and Cash Equivalents” discussion in the prospectus.

Registrant’s Response: Based on information from the Adviser, holding cash is not a principal investment strategy of the Overseas Value Fund. Accordingly, Registrant declines to add related disclosure to the discussion of the Fund’s principal investment strategies. Because, however, the Fund may hold cash positions in excess of 10% of its portfolio from time to time for temporary defensive purposes, the Adviser believes disclosure regarding the risks associated with taking such a position should be included in the discussion of the Fund’s principal risks, and therefore, the “Cash Positions Risk” remains in the discussion of the Overseas Value Fund’s principal risks.

24.	Staff Comment: In certain instances, the disclosure of the Funds’ principal investment strategies and principal risks provided in response to Items 9(b) and 9(c) of Form N-1A Item 9 is the same as or substantially similar to the information provided in response to Items 4(a) and 4(b) of Form N-1A. Please clarify and modify the disclosure as the information provided in response to Item 4 of Form N-1A is intended to be a summary of the information provided in response to Item 9 of Form N-1A. See the statements in the Investment Management Guidance No. 2014-08 from June 2014. Supplementally confirm to the Staff that each principal investment strategy and risk summarized in the Item 4 disclosure correlates to the Item 9 disclosure and that no principal investment strategy disclosed in Item 9 is not summarized in Item 4.

Registrant’s Response: Registrant has reviewed the Item 4 and Item 9 disclosure and revised such disclosure such that the Item 4 information is a summary of the Item 9 information. Registrant confirms that the principal investment strategies and risks summarized in the Item 4 disclosure correlate to the Item 9 disclosure and no principal investment strategy disclosed in Item 9 is not summarized in Item 4.

25.	Staff Comment: Are the discussions following the first paragraph under “Non-principal Investment Strategies” intended to be sub-categories of this section? If yes, consider indenting or revising the formatting for clarity. Additionally, please note that temporary defensive positions do not constitute non-principal investment strategies and should be moved to another section of the prospectus under its own heading if these are sub-sections under the discussion of the Funds’ non-principal investment strategies.

Registrant’s Response: As noted in response to Staff Comment 9, Registrant has moved the discussions of the Funds’ non-principal investment strategies and non-principal risks to the Funds’ SAI. Additionally, the Registrant has added a new “Other Investment Policies” section to the Funds’ prospectus, under which the discussion of the Funds’ temporary defensive investments and certain other investment policies of the Funds are disclosed.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

26.	Staff Comment: The “More on the Funds’ Investments and Related Risks – Investment Limitations” includes, “[e]xcept with respect to the illiquid investment restrictions set forth above, all limitations on each Fund’s investments listed in this Prospectus will apply at the time of investment.” The Staff notes that the limitation with respect to borrowings under Section 18(f) of the Investment Company Act is a continuous requirement. Please revise the disclosure accordingly.

Registrant’s Response: Comment complied with. The above referenced disclosure has been revised as follows:

“Except with respect to the illiquid investment restrictions set forth above and as otherwise required by the 1940 Act and the rules and regulations thereunder, all limitations on each Fund’s investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Fund’s investments refer to total assets.”

27.	Staff Comment: The first paragraph in “Principal and Non-principal Risks” includes that a Fund may be subject to additional risks other than those described because the types of investment made by a Fund may change over time. The Staff objects to this type of qualified language as a Fund is required to have disclosure regarding the Fund’s current risks. Supplementally acknowledge to the Staff that the Registrant is aware of the requirements under federal securities laws to update the disclosure should material changes to the Fund’s material investment strategies or risk occur.

Registrant’s Response: The above referenced language has been removed from the first paragraph in the discussion of the Funds’ principal and non-principal risks. Registrant acknowledges that it is aware of the requirements under federal securities laws to update the disclosure should material changes to a Fund’s material investment strategies or risks occur in the future.

28.	Staff Comment: The Staff notes that “Securities Lending Risk” is included under “Principal and Non-Principal Risks.” Please confirm if this is a principal or non-principal risk of the Funds. To the extent it is non-principal, please move the disclosure to the SAI. Confirm supplementally to the Staff the amount of a Fund’s portfolio that may be loaned. If more than 10% of a Fund’s portfolio may be loaned, include disclosure in the discussion of the Fund’s principal investment strategies and risks. If the Funds do not currently engage or expect to engage in securities lending, please indicate such supplementally to the Staff and confirm that should that change, the Registrant will update the disclosure accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

If the Funds do engage or expect to engage in securities lending, disclose that: (i) the characteristics and risks associated with securities lending (e.g., that the costs associated with securities lending do not appear in a Fund’s fees and expenses tables and the Fund and shareholders indirectly bear the entire risk of loss in connection with securities lending), and (ii) the Board has a fiduciary obligation to recall securities on loan if the Fund has knowledge that a material event regarding such securities will occur.

Additionally, what is the Funds’ policy with respect to loans? Will the Funds use loans to the full extent permissible under the Investment Company Act?

Registrant’s Response: Based on information from the Adviser, the Funds do not currently engage in securities lending, and securities lending is a non-principal investment strategy of the Fund. The disclosure with respect to the risks associated with securities lending has been removed from the prospectus. Registrant confirms that should the Funds’ engage in securities lending such that it is a principal investment strategy of a Fund in the future, it will update the applicable prospectus disclosure accordingly.

While the Funds do not currently engage in securities lending, the Funds may determine to do so in the future. Accordingly, the Funds’ SAI includes disclosure regarding loans of portfolio securities. The following information has been added to the first paragraph of the “Loans of Portfolio Securities” section of the SAI:

“The Fund bears the risk of such investments, including the risk of loss of the entire cash collateral received for loaned securities.”

Additionally, the following information has been added to the final paragraph of the “Loans of Portfolio Securities” section of the SAI:

“Additionally, the Board has a fiduciary obligation to recall securities on loan in time to vote proxies if the Fund has knowledge of a material event with respect to such securities.”

Finally, the Funds may use loans to the full extent permitted under the Investment Company Act.

29.	Staff Comment: If applicable, in the “Disclosure of Portfolio Holdings” section of the prospectus, state that a description of the Funds’ policies and procedures with respect to the disclosure of portfolio securities is available on the Funds’ website.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: A description of the Funds’ policies and procedures with respect to the disclosure of portfolio securities is not available on the Funds’ website. Accordingly, associated disclosure has not been added to the Funds’ prospectus.

30.	Staff Comment: In accordance with Item 10(a)(2) of Form N-1A, disclose if the portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds, if applicable. Additionally, please include the time period during which Ms. So held her position at Rondure Global Advisors.

Registrant’s Response: The following language has been added to the first paragraph in the discussion of the Funds’ portfolio managers provided in response to Item 10(a)(2) of Form N-1A.

“The lead portfolio managers of the Seafarer Overseas Growth and Income Fund are jointly and primarily responsible for the day-to-day management of the Fund. Paul Espinosa is primarily responsible for the day-to-day management of the Seafarer Overseas Value Fund.”

For additional information, see Registrant’s response to Staff Comment 20.

The discussion of Ms. So’s experience has been revised to include that Ms. So was a Portfolio Manager at Rondure Global Advisors from 2020 to 2022 and Lead Portfolio Manager at Matthews International Capital Management, adviser to the Matthews Asia Funds from 2004 to 2020.

31.	Staff Comment: In the “Buying Shares” section of the prospectus, add similar disclosure to what is currently included in the “Redeeming Shares” and “Redemption Payments” section of the prospectus regarding receipt of proper redemption instructions and requests received in good order.

Registrant’s Response: The first paragraph in the “Buying Shares” section of the prospectus has been revised as follows:

“In order to buy or redeem shares at that day’s price, you must place your order with a Fund or its agent before the New York Stock Exchange (“NYSE”) closes (normally, 4 p.m. Eastern time). If the NYSE closes early, you must place your order prior to the actual closing time. Any such orders for purchases of a Fund’s shares must be received in good order. A purchase, exchange or redemption order is in "good order" when the Fund or its agent (financial intermediary or plan sponsor, if applicable), receives all required information, including properly completed and signed documents. Orders received by financial intermediaries prior to the close of trading on the NYSE will be confirmed at the offering price computed as of the close of the trading on the NYSE. ~~It is the responsibility of the financial intermediary to ensure that all orders are transmitted in a timely manner to the Fund. Otherwise, you will receive the next business day’s price~~.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

32.	Staff Comment: The “Redeeming Shares” section of the prospectus includes reference to receiving proper redemption instructions, while the “Redemption Payments” section of the prospectus includes reference to requests received in good order. Please either use “good order” or “proper redemption instructions” and define such term. If you would like to keep both terms, define each term.

Registrant’s Response: The first sentence in the “Redeeming Shares” section of the prospectus has been revised as follows:

“Each Fund will redeem all full and fractional shares of the Fund upon request on any business day at the applicable net asset value determined after ~~the receipt of proper redemption instructions~~ a redemption request has been received in good order. A purchase, exchange or redemption order is in "good order" when the Fund or its agent (financial intermediary or plan sponsor, if applicable), receives all required information, including properly completed and signed documents.”

In addition, the following has been added following first sentence in the “Redemption Payments” section of the prospectus:

“In all cases, your redemption price is the net asset value per share next determined after your request is received in good order. A purchase, exchange or redemption order is in "good order" when the Fund or its agent (financial intermediary or plan sponsor, if applicable), receives all required information, including properly completed and signed documents.”

33.	Staff Comment: The “Buying Shares” section of the prospectus includes that, “[i]t is the responsibility of the financial intermediary to ensure that all orders are transmitted in a timely manner to the Fund. Otherwise, you will receive the next business day’s price.” The Staff believes that this disclosure inconsistent with the allocation of responsibilities between the Fund and the fund agents pursuant to Rule 22c-1 under the Investment Company Act and Staff no-action guidance. Please revise the disclosure accordingly.

Registrant’s Response: Comment complied with. As described in response to Staff Comment 31, the above reference disclosure has been removed.

34.	Staff Comment: Similar to the disclosure in the “Buying Shares” discussion, include the in the “Redeeming Shares” and “Redemption Payments” sections the cut off time for receipt of redemption requests on a business day. Additionally, in the discussion of redemption payments, clarify by whom redemption payments must be received.

Registrant’s Response: Comment complied with. The following changes have been made to the Funds’ prospectus:

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

●	The first paragraph in the “Redeeming Shares” section of the prospectus has been revised as follows:

“If the notice is received on a day that is not a business day or after the close of regularly scheduled trading on the NYSE (normally, 4 p.m. Eastern time), the redemption notice will be deemed received as of the next business day.”

●	As noted in response to Staff Comment 32, the “Redemption Payments” section of the prospectus has been revised to include by whom redemption payments must be received.

●	The following has been added as the fourth sentence in the “Redemption Payments” section of the prospectus:

“If notice of a redemption request is received on a day that is not a business day or after the close of regularly scheduled trading on the NYSE (normally, 4 p.m. Eastern time), the redemption notice will be deemed received as of the next business day.”

35.	Staff Comment: Please confirm the disclosure in the SAI has been updated in light of the adoption of Rule 18f-4 and related asset coverage requirements or update the disclosure accordingly. See Investment Company Act Release No. 10666 (April 18, 1979) for guidance.

Registrant’s Response: Comment complied with.

36.	Staff Comment: We note that the Fund has previously included statements in the section entitled “What are the Funds’ Investment Objectives?” of the SAI regarding notification to shareholders of changes to the Funds’ investment objective and principal investment strategies, which seems to have been removed in October 2023. Does the Fund no longer have a policy with respect to providing shareholders notice of a change to the Fund’s principal investment strategies or investment objectives?

Registrant’s Response: As noted in response to Staff Comment 7, the Funds’ have a policy to provide at least sixty days’ notice prior to the implementation of changes to the Funds’ investment objectives and principal investment strategies.

37.	Staff Comment: The preamble to the chart in the “Additional Investment Activities and Risks section of the SAI includes, “[t]he following section describes in greater detail than the Prospectus certain of the Funds’ investment strategies and the associated risks.” Please distinguish which topics covered in this section are principal investment activities and risks from those that are non-principal activities and risks.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Comment complied with. The table in the SAI has been revised to indicate which additional investment activities and risks are principal vs. non-principal activities of each Fund.

38.	Staff Comment: Based on the Fund’s fundamental investment limitations, it appears the Fund will engage in borrowings under Sections 18(f)(1) and 18(g) of the Investment Company Act. Please revise the disclosure in the “Other Practices – Borrowing” section in the SAI to explain permissible sources of borrowings. The exception in Section 18(f)(1) permits borrowing from banks.

Registrant’s Response: Comment complied with. The first sentence in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“Subject to the limitations described under “Investment Limitations” below and elsewhere herein, the Fund may be permitted to borrow from any bank for temporary purposes and/or for investment purposes.”

39.	Staff Comment: The second paragraph in the “Other Practices – Borrowing” section of the SAI includes disclosure regarding an exception to the asset coverage requirements for borrowings not in excess of 5% of the Fund’s total assets made for “temporary administrative purposes.” Define “temporary” to mean loans repaid within sixty days and not extended or renewed in accordance with Section 18(g) of the Investment Company Act and remove “administrative.”

Registrant’s Response: Comment complied with. The relevant language in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“Provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary ~~administrative~~ purposes. A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. Any borrowings for temporary ~~administrative~~ purposes in excess of 5% of the Fund’s total assets will count against this asset coverage requirement.”

40.	Staff Comment: The second paragraph in the “Other Practices – Borrowing” section of the SAI includes that if the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings. While the asset coverage requirements are continuous, please revise the disclosure to clarify that selling portfolio holdings is one option if the asset coverage requirements are breached.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Comment complied with. The above mentioned language in the second paragraph of the Other Practices – Borrowing” section in the SAI has been replaced with the following:

“In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter, reduce the reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

41.	Staff Comment: The discussion of the Funds’ fundamental investment restrictions includes, “[f]or purposes of the fundamental restrictions set forth below, “total assets” means net assets, plus the amount of any borrowings for investment purposes.” Please supplementally explain why this disclosure is included in this section.

Registrant’s Response: In light of the Staff’s comment, the above referenced sentence has been removed from the SAI.

42.	Staff Comment: The Funds’ fundamental investment limitation with respect to loans, includes, “The Fund may not make loans, except that the Fund may purchase or hold debt instruments in accordance with their investment objectives and policies; provided however, this restriction does not apply to repurchase agreements or loans of portfolio securities.” Please modify or include disclosure to address this grammatical inconsistency.

Registrant’s Response: Registrant appreciates the Staff’s comment. Registrant believes that from the context of the language in the above referenced fundamental investment limitation a shareholder would reasonably be able to understand that the limitation applies to a Fund in the singular. Accordingly, Registrant respectfully declines to make the requested revision.

43.	Staff Comment: In connection with the Funds’ fundamental investment limitation with respect to loans, what is the Fund’s policy with respect to loans? Will the Fund use loans to the full extent permissible under the Investment Company Act? Disclose the characteristics and risks associated with securities lending (e.g., that the costs associated with securities lending do not appear in the Fund’s fees and expenses table and the Fund and shareholders indirectly bear the entire risk of loss in connection with securities lending). If the Fund does not currently expect to engage in securities lending, please indicate such expectation supplementally to the Staff and confirm that should that change, the Registrant will update the disclosure accordingly.

Registrant’s Response: See Registrant’s response to Staff Comment 28.

44.	Staff Comment: The discussion of the Fund’s fundamental investment restrictions includes, “[r]estrictions (2) and (7) above shall be interpreted based upon no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”).” Please revise this disclosure in light of Rule 18f-4 under the Investment Company Act.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant’s Response: Comment complied with. The above referenced disclosure has been revised as follows:

“Restrictions (2) and (7) above shall be interpreted based upon federal securities laws and the rules and regulations thereunder ~~no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”)~~.”

45.	Staff Comment: Footnote 1 to the Funds’ fundamental investment restriction with respect to borrowing includes, “[s]ee “Borrowing” above. Under current pronouncements, certain Fund positions may be excluded from the definition of “senior security” so long as the Fund maintains adequate cover or otherwise.” Please revise this disclosure in light of Rule 18f-4 under the Investment Company Act.

Registrant’s Response: Registrant notes that the above referenced footnote relates to the Funds’ fundamental investment restriction with respect to borrowings. Accordingly, this footnote has been moved to immediately follow the table of the Funds’ fundamental investment limitations. Additionally, the disclosure has been revised as follows:

“See “Borrowing” above. Under current pronouncements, certain Fund positions may be excluded from the definition of “senior security” so long as the Fund complies with applicable regulatory requirements ~~maintains adequate cover or otherwise~~.”

Supplemental Comments (August 5, 2024):

1.	Staff Comment: Regarding Registrant’s response to Staff Comment 1, supplementally explain why “nor the Commodity Futures Trading Commission” was removed from the cover page (e.g., because investments in commodities are not principal investment strategies of the Funds).

Registrant’s Response: Registrant confirms that the rationale for removing “nor the Commodity Futures Trading Commission” from the cover page was that investment in commodities is not currently part of either Fund’s principal investment strategy.

2.	Staff Comment: Registrant’s response to Staff Comment 3 includes, “[p]articipating Organizations may charge less than the maximum fees described above, and therefore the Funds may pay less than those maximum fees. During the fiscal year ended April 30, 2024, the Funds did not utilize the maximum Shareholder Servicing Fees under the Plans.” Please clarify what “did not utilize” means, and how this is in compliance with Instruction 3(d)(iii) to Item 3 of Form N-1A.

Registrant’s Response: The maximum amount of shareholder servicing fees a Fund may allocate to its Institutional Class shareholders pursuant to its Shareholder Servicing Plan is 0.05% and the maximum amount a Fund may allocate to its Investor Class and Retail Class shareholders pursuant to its Shareholder Servicing Plan is 0.15%.

The statement that the Funds “did not utilize the maximum shareholder services fees” included in response to Staff Comment 3 was referring to that in certain periods, the amount of shareholder services fees actually allocated to a class of Fund shareholders may be lower than the maximum amount of shareholder services fees a Fund may allocate to such shareholders due to: (i) certain Participating Organizations charging less than the maximum amount permissible under the Funds’ shareholder services plans and (ii) certain shareholders directly holding shares of the Fund, which do not involve a Participating Organization or shareholder servicing fees. The amount of the shareholder services fees actually collected in a given fiscal year may vary from year to year due to changes, for example, in the Funds’ Participating Organizations, changes in the fees charged by such Participating Organizations, and the percentage of shares held by direct shareholders.

Instruction 3(d)(ii) to Item 3 of Form N-1A includes that if there have been any changes in “Annual Fund Operating Expenses” that would materially effect the expense information disclosed in the table, restate the expense information using the current fees as if they had been in effect during the previous fiscal year. As noted above, the amount of shareholder services fees allocated to a particular class of shareholders varies from year to year, and shareholders may be allocated the full shareholder services fee in the upcoming year. Accordingly, as permitted by Instruction 3(d)(ii) to Item 3, the Funds’ fees and expenses tables include the maximum amount of shareholder services fees that shareholders may be allocated pursuant to the Funds’ Shareholder Services Plans (the “current” shareholder services fee) in order to avoid understating the amount of shareholder services fees a shareholder can be expected to incur in the upcoming fiscal year.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

3.	Staff Comment: Supplementally confirm to the Staff that the expense limitations were not applicable and therefore were not considered for the purposes of calculating the Growth & Income Fund’s expense example.

Registrant’s Response: Registrant confirms that the expense limitations were not considered for the purposes of calculating the Growth & Income Fund’s expense example.

4.	Staff Comment: The Staff notes that it could not find on Bloomberg’s website the Bloomberg Emerging Markets Large, Mid, and Small Cap Net Return USD Index referred to in response to Staff Comment 11. Please supplementally provide the exact name of the Funds’ BBSMI and a link to the factsheet for the BBSMI.

Registrant’s Response: The Registrant notes that the name of the BBSMI is “Bloomberg Emerging Markets Large, Mid and Small Cap Net Return USD Index.” While no factsheet with information regarding the Funds’ BBSMI is posted on Bloomberg’s website, information regarding the Fund’s BBSMI can be found on Bloomberg’s website at the following link: https://www.bloomberg.com/quote/EMLSN:IND.

5.	Staff Comment: With respect to the response to Staff Comment 14, further revise the disclosure regarding the Funds’ investments in depositary receipts to only indicate those type of depositary receipts in which the Funds will actually invest as the disclosure discusses these investments in a more generalized disclosure.

Registrant’s Response: Based on information from the Adviser, no particular type of depositary receipt by itself would comprise a sufficient portion of a Fund’s portfolio such that that particular type of depositary receipt would be considered a principal strategy or investment of the Fund, but in the aggregate, a Fund’s investments in ADRs, GDRs, and EDRs, would qualify as a principal strategy of the Fund. The “Trading Markets and Depositary Receipts Risk” included in the Funds’ Item 4 risk disclosure has been revised to omit reference to the specific types of ADRs in which they Fund may invest.

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

Registrant believes that the approach taken (with a general reference to “depositary receipts” in the Item 4 discussion of the Funds’ principal investment strategies, a reference to “sponsored and unsponsored depositary receipts” in the Item 9 discussion of the Fund’s principal investment strategies, general risk disclosure regarding depositary receipts in the Funds’ Item 4 risk disclosure, and disclosure regarding ADRs, GDRs, and EDRs in the Item 9 risk disclosure) is appropriate and reflective of the Fund’s principal investment strategies and risks.

6.	Staff Comment: Please supplementally confirm to the Staff that borrowings are not part of the Funds’ principal investment strategies. If borrowings will be part of the Funds’ principal investment strategies, add attendant disclosure to the information provided in response to Items 4 and 9 of Form N-1A.

Registrant’s Response: Based on information from the Funds’ Adviser, borrowings are not currently part of either Fund’s principal investment strategies.

7.	Staff Comment: Please further revise the following sentence added to the “Loans of Portfolio Securities” section of the SAI to state that ultimately the shareholders ultimately bear the risk of such investments.

“The Fund bears the risk of such investments, including the risk of loss of the entire cash collateral received for loaned securities.”

Registrant’s Response: Comment complied with. The language has been revised as follows:

“The Fund, and ultimately the Fund’s shareholders, bear the risk of such investments, including the risk of loss of the entire cash collateral received for loaned securities.”

8.	Staff Comment: The disclosure in the “Buying Shares,” section of the prospectus includes, “[i]n order to buy or redeem shares at that day’s price, you must place your order with a Fund or its agent before the New York Stock Exchange (“NYSE”) closes (normally, 4 p.m. Eastern time). If the NYSE closes early, you must place your order prior to the actual closing time.” Please also review the “Redeeming Shares” section of the prospectus for consistency. Please update these references to clarify that purchases and redemptions must be made by the closing time.

With respect to the following language defining “good order” added to the “Buying Shares,” “Redeeming Shares,” and “Redemption Payments” sections of the prospectus, please add further clarification regarding what is required to be provided as part of the “required information” referred to in those discussions.

Registrant’s Response: Registrant has revised the first paragraph in the “Buying Shares” section of the Prospectus as follows:

“In order to buy or redeem shares at that day’s price, you must place your order with a Fund or its agent ~~before~~ by the time the New York Stock Exchange (“NYSE”) closes (normally, 4 p.m. Eastern time). If the NYSE closes early, you must place your order ~~prior to~~ by the actual closing time. Any such orders for purchases of a Fund’s shares must be received in good order. A purchase, exchange or redemption order is in “good order” when the Fund or its agent (financial intermediary or plan sponsor, if applicable), receives all required information, including properly completed and signed documents. Orders received by financial intermediaries ~~prior to~~ by the close of trading on the NYSE will be confirmed at the offering price computed as of the close of the trading on the NYSE.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

After reviewing the disclosure in the “Redeeming Shares” and “Redemption Payments” sections of the prospectus, Registrant notes that there are no similar references to “before close” or “prior to close” in such sections, and accordingly, no related edits to those sections have been made.

With respect to the above referenced disclosure defining good order, Registrant notes that the documentation required to be provided by a shareholder for a purchase, redemption, or exchange to be considered in “good order” can vary from shareholder to shareholder based on the type of shareholder and how the shareholder is holds its shares. Information regarding the documentation requirements can be found on the Funds’ website and in other documentation relating to the opening of an account. Accordingly, Registrant believes that the disclosure included in the prospectus defining “good order” is sufficient for the purposes of complying with the requirements of Item 11 of Form N-1A, and respectfully declines to add additional disclosure beyond what was added in response to Staff Comment 31.

9.	Staff Comment: In connection with Registrant’s response to Staff Comment 34, noting that the following language has been added as the fourth sentence in the “Redemption Payments” section of the prospectus, further revise the below to identify the time by which notice of redemption requests need to be submitted.

“If notice of a redemption request is received on a day that is not a business day or after the close of regularly scheduled trading on the NYSE (normally, 4 p.m. Eastern time), the redemption notice will be deemed received as of the next business day.”

Registrant’s Response: Comment complied with. The above language has been replaced with the following:

“If notice of a redemption request is received on a day that is not a business day, the redemption notice will be deemed received as of the next business day. If notice of a redemption request is received on a business day, but after the close of regularly scheduled trading on the NYSE (normally, 4 p.m. Eastern time), the redemption notice will be deemed received as of the next business day.”

U.S. Securities and Exchange Commission

Division of Investment Management

August 28, 2024

10.	Staff Comment: With respect to the language added in response to Staff Comment 39, add reference to “excluding Sundays and holidays” to conform exactly to the language in Section 18(g) under the Investment Company Act.

Registrant’s Response: Comment complied with. The above referenced language in the second paragraph of the Other Practices – Borrowing” section in the SAI has been revised as follows:

“In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter (not including Sundays and holidays), reduce the reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Benjamin Winograd
Benjamin Winograd
Assistant Secretary of Financial Investors Trust

cc:       Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP